SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 61)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                            Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                October 12, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

CUSIP No.  669 752107                                        Page 2 of 25 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group

                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                             [ ]
6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                   7. Sole Voting Power
SHARES                                         13,430,427 shares
BENEFICIALLY
OWNED BY                                    8. Shared Voting Power
EACH                                           0 shares
REPORTING
PERSON WITH                                 9. Sole Dispositive Power
                                               13,430,427 shares

                                           10. Shared Dispositive Power
                                               0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check  Box if the  Aggregate  Amount  in Row (11)  Excludes
         Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 25 Pages
                                 13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group

                                                                        (a) [X]
                                                                        (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                            [  ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                   7. Sole Voting Power
SHARES                                         1,000,000 shares
BENEFICIALLY
OWNED BY                                    8. Shared Voting Power
EACH                                           13,430,427 shares
REPORTING
PERSON WITH                                 9. Sole Dispositive Power
                                               1,000,000 shares

                                           10. Shared Dispositive Power
                                               13,430,427 shares

11.      Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
         Person

         14,430,427 shares

12.      Check  Box if the  Aggregate  Amount  in Row (11)  Excludes
         Certain Shares

                                                                            [  ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 25 Pages
                                 13D

1.       Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group

                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if  Disclosure of Legal  Proceedings  is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                   7. Sole Voting Power
SHARES                                         0 shares
BENEFICIALLY
OWNED BY                                    8. Shared Voting Power
EACH                                           14,430,427 shares
REPORTING
PERSON WITH                                 9. Sole Dispositive Power
                                               0 shares

                                           10. Shared Dispositive Power
                                               14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                            [  ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 61 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background

         Item 2 is hereby amended and modified by deleting the material set forth after the first paragraph in Item 2 and by inserting in lieu thereof the following:

         Concept has its principal business and executive offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Concept has diverse interests in the communications and telecommunications industries as holding company with ownership interests in firms involved principally in video newsgathering and transmission services, corporate video communication and program production and post-production. Dong Moon Joo, Max Hugel and Werner Seubert are the directors of Concept, and Messrs. Joo (President) and Seubert (Vice President) are the executive officers of Concept.

         Mr. Joo is President of Concept and President and Chief Executive Officer of The Washington Times Corporation and News World Communications, Inc. ("News World"). The Washington Times Corporation and News World publish numerous newspapers and periodicals. The principal offices of Atlantic Video are located at 650 Massachusetts Avenue, N.W., Suite 200, Washington, D.C. 20001, which is the business address of Mr. Joo. Mr. Joo is a citizen of South Korea.

         Mr. Hugel is Chairman of the Board of Rockingham Venture, Inc., which is engaged in the operation of a racetrack. The principal offices of Rockingham Venture, Inc. are located at Rockingham Park Boulevard, P.O. Box 45, Salem, New Hampshire 03079, which is Mr. Hugel's business address. Mr. Hugel is a citizen of the United States.

         Mr. Seubert is Vice President and Controller of Atlantic Video, Inc. ("Atlantic Video"). Atlantic Video is engaged in the production and recording of videotapes, the provision of postproduction services and related activities. Mr. Seubert's business address is 650 Massachusetts Avenue, N.W., Suite 200, Washington, D.C. 20001. Mr. Seubert is a citizen of the Federal Republic of Germany.

         Communications owns ninety percent (95%) of the capital stock of Concept. Communications has its principal offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Communications has diverse interests in the communications and telecommunications industries through operation of a satellite up-linking business and its majority ownership interest in Concept. Mr. Joo, Theodore Agres, Robert Morton, Pauline Eby and Peter Gogan are the directors of Communications, and Messrs. Joo (President) and Seubert (Vice President) are the executive officers of Communications.

         Messrs. Morton, Gogan and Agres, and Ms. Eby are all principally employed by The Washington Times newspaper. The principal offices of The Washington Times are located at 3600 New York Avenue, N.E., Washington, D.C. 20002, which is the business address of Messrs. Morton, Gogan, Agres and Ms. Eby. Mr. Morton serves as Assistant Managing Editor, Mr. Gogan serves as Special Assistant to the President, Ms. Eby serves as Executive Assistant to the President and Mr. Agres is the Deputy Managing Editor of The Washington Times.. Messrs. Morton, Agres and Gogan are all citizens of the United States. Ms. Eby is also a citizen of the United States.

         The sole stockholder of Communications is Capital, which has its principal offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Capital is a holding company which indirectly owns interests in firms involved in the communications and telecommunications industries through its ownership of Communications. Mr. Joo, Neil A. Salonen, Thomas Ward, Anthony Guerra and Michael McDevitt are the members of Capital; Mr. Joo, Keith Cooperrider and Gogan are the directors of Capital; and Messrs. Joo (President) and Seubert (Vice President) are the executive officers of Capital.

         Mr. Salonen is President of International Cultural Foundation, which is a nonprofit, tax-exempt foundation with the purpose of promoting academic, scientific, religious and cultural exchange among the countries of the world. The principal offices of International Cultural Foundation are located at 51 Monroe Street, Suite 1201, Rockville, Maryland 20850, which is Mr. Salonen's business address. Mr. Salonen is a citizen of the United States.

         Messrs. Ward and Guerra are both principally employed by the University of Bridgeport, an institute of higher learning. The principal offices of the University of Bridgeport are located at 271 Park Avenue, Bridgeport, Connecticut 06601, which is the business address of Messrs. Ward and Guerra. Mr. Ward serves as Special Assistant to the President for New Initiatives, and Mr. Guerra serves as the Dean of College Graduate and Undergraduate Studies. Messrs. Ward and Guerra are both citizens of the United States.

         Mr. McDevitt is Director of Security at Belvedere Estates, which operates a group of properties in Westchester County, New York. The principal offices of Belvedere Estates are located at 723 South Broadway, Tarrytown, New York 10591, which is the business address of Mr. McDevitt. Mr. McDevitt is a citizen of the United States.

         Mr. Cooperrider is principally employed as Treasurer of The Washington Times newspaper. The principal offices of The Washington Times are located at 3600 New York Avenue, N.E., Washington, D.C. 20002, which is the business address of Mr. Cooperrider. Mr. Cooperrider is a citizen of the United States.

         During the last five years, none of Concept, Communications, Capital, Ms. Eby and Messrs. Joo, Hugel, Gogan, Seubert, Agres, Cooperrider, Morton, Salonen, Ward, Guerra and McDevitt has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,000,000 Communications loaned to the Issuer on October 12, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The funds for the $1,000,000 Communications loaned to the Issuer on November 11, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The funds for the $1,000,000 Communications loaned to the Issuer on December 20, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On October 12, 1999, Communications loaned to the Issuer $1,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "October 12, 1999 Promissory Note"). The October 12, 1999 Promissory Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on October 12, 1999. The October 12, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the October 12, 1999 Promissory Note is qualified in its entirety by the text of the October 12, 1999 Promissory Note which is attached hereto as Exhibit 61.1 and is incorporated herein by reference.

         On November 11, 1999, Communications loaned to the Issuer $1,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "November 11, 1999 Promissory Note"). The November 11, 1999 Promissory Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on November 11, 1999. The November 11, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the November 11, 1999 Promissory Note is qualified in its entirety by the text of the November 11, 1999 Promissory Note which is attached hereto as Exhibit 61.2 and is incorporated herein by reference.

         On December 20, 1999, Communications loaned to the Issuer $1,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "December 20, 1999 Promissory Note"). The December 20, 1999 Promissory Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on December 20, 1999. The December 20, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the December 20, 1999 Promissory Note is qualified in its entirety by the text of the December 20, 1999 Promissory Note which is attached hereto as Exhibit 61.3 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 61.

Item 7.  Items to be Filed as Exhibits

Exhibit         Description

61.1            Promissory  Note dated  October 12,  1999 made by The  Nostalgia
                Network,  Inc.  to  Crown  Communications   Corporation  in  the
                principal amount of $1,000,000.

61.2            Promissory  Note dated  November 11, 1999 made by The  Nostalgia
                Network,  Inc.  to  Crown  Communications   Corporation  in  the
                principal amount of $1,000,000.

61.3            Promissory  Note dated  December 20, 1999 made by The  Nostalgia
                Network,  Inc.  to  Crown  Communications   Corporation  in  the
                principal amount of $1,000,000.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  December 27, 1999


                          CONCEPT COMMUNICATIONS, INC.


                          /s/ Nicholas Chiaia
                          ----------------------------------
                          By: Nicholas Chiaia, Secretary


                          CROWN COMMUNICATIONS CORPORATION


                          /s/ Nicholas Chiaia
                          ----------------------------------
                          By: Nicholas Chiaia, Secretary

                          CROWN CAPITAL CORPORATION


                          /s/ Nicholas Chiaia
                          ----------------------------------
                          By: Nicholas Chiaia, Secretary


                                  Exhibit Index

Exhibit        Description                                                                                  Page
61.1           Promissory Note dated October 12, 1999 made by The Nostalgia Network, Inc. to Crown          11
               Communications Corporation in the principal amount of $1,000,000.

61.2           Promissory Note dated November 11, 1999 made by The Nostalgia Network, Inc. to Crown         16
               Communications Corporation in the principal amount of $1,000,000.

61.3           Promissory Note dated December 20, 1999 made by The Nostalgia Network, Inc. to Crown         22
               Communications Corporation in the principal amount of $1,000,000.

                                                                    EXHIBIT 61.1

                                 PROMISSORY NOTE
                                 ---------------

$1,000,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2000                                 October 12, 1999

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million dollars ($1,000,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on October 12, 1999, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2000 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

                  (c)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

                  (d)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Holder;

                  (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

                  (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12.      Notices.

                  (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel
         with a copy to:            Tucker, Flyer & Lewis
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

         IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 12th day of October, 1999.

                                                 MAKER:
                                                 ------

ATTEST:                                          THE NOSTALGIA NETWORK, INC.,
                                                 A Delaware corporation

/s/ Willard R. Nichols                           By: /s/ Willard R. Nichols
----------------------------                        ------------------------
       Secretary                                 Name:   Willard R. Nichols
                                                         ----------------------
                                                 Title:  Vice President, General
                                                         Counsel and Secretary

[CORPORATE SEAL]

                                                                    EXHIBIT 61.2

                                 PROMISSORY NOTE
                                 ---------------

$1,000,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2000                                November 11, 1999

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million dollars ($1,000,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on November 11, 1999, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2000 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

                  (c)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

                  (d)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Holder;

                  (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

                  (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12.      Notices.

                  (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel
         with a copy to:            Tucker, Flyer & Lewis
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

         IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 11th day of November, 1999.

                                                 MAKER:
                                                 ------

ATTEST:                                          THE NOSTALGIA NETWORK, INC.,
                                                 A Delaware corporation

/s/ Willard R. Nichols                           By: /s/ Willard R. Nichols
----------------------------                        ------------------------
       Secretary                                 Name:   Willard R. Nichols
                                                         ----------------------
                                                 Title:  Vice President, General
                                                         Counsel and Secretary

[CORPORATE SEAL]

                                                                    EXHIBIT 61.3

                                 PROMISSORY NOTE
                                 ---------------

$1,000,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2000                                December 20, 1999

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million dollars ($1,000,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on December 20, 1999, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2000 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

                  (c)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

                  (d)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Holder;

                  (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

                  (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12.      Notices.

                  (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel
         with a copy to:            Tucker, Flyer & Lewis
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

         IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 20th day of December, 1999.

                                                 MAKER:
                                                 ------

ATTEST:                                          THE NOSTALGIA NETWORK, INC.,
                                                 A Delaware corporation

/s/ Willard R. Nichols                           By: /s/ Willard R. Nichols
----------------------------                        ------------------------
       Secretary                                 Name:   Willard R. Nichols
                                                 Title:  Vice President, General
                                                         Counsel and Secretary

[CORPORATE SEAL]